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                              August 4, 2023

       Emilio Ca  avate
       Chief Financial Officer
       Turbo Energy, S.A.
       Plaza de Am  rica
       Number 2, 4B
       Val  ncia, Spain 46004

                                                        Re: Turbo Energy, S.A.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed July 26, 2023
                                                            File No. 333-273198

       Dear Emilio Ca  avate:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 17, 2023 letter.

       Amendment 1 to Form F-1 filed July 26, 2023

       Representative's Warrant, page 100

   1. We note that the total number of ADs purchasable with the Representative's Warrant for both the over allotment
option and the non-over allotment option are blank. Please revise to provide the total
number of ADs.
   2. We note that the Form of the Representative's Warrant includes a provision that any legal action may only be
instituted in a state or federal court in the city of Los Angeles,
                                                        California. Please add
a discussion in risk factors that clearly describes any risks or other impacts on potential
investors. Risks may include, but are not limited to, increased costs to
 Emilio Ca  avate
Turbo Energy, S.A.
August 4, 2023
Page 2
      bring a claim and that these provisions can discourage claims or limit
investors    ability to
      bring a claim in a judicial forum that they find favorable. The disclosure should address any uncertainty about enforceability.
Exhibit Index
Exhibit 5.2 - Opinion of Bevilacqua PLLC regarding the Underwriter's Warrant, page II-1

3. We note that your legal opinion states that "Because the Representative s Warrant contains provisions stating that they are to be governed by the laws of the State of New
      York, we are rendering this opinion as to New York law." However, the Form of the
      Representative's Warrant (Exhibit 4.3) states that the governing law is the State of
      California. Please revise and reconcile as to the governing law of the Representative's Warrant.
        You may contact Eiko Yaoita Pyles at 202-551-3587 or Anne McConnell at 202-551-
3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Erin Purnell at 202-551-3454 with any other questions.




                                                            Sincerely,
FirstName LastNameEmilio Ca  avate
                                                            Division of
Corporation Finance
Comapany NameTurbo Energy, S.A.
                                                            Office of
Manufacturing
August 4, 2023 Page 2
cc:        Louis A. Bevilacqua
FirstName LastName